UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE

SECURITIES EXCHANGE ACT OF 1934

For the month of December, 2014

BANCO LATINOAMERICANO DE COMERCIO EXTERIOR, S.A.

(Exact name of Registrant as specified in its Charter)

FOREIGN TRADE BANK OF LATIN AMERICA, INC.

(Translation of Registrant’s name into English)

Business Park Torre V, Ave. La Rotonda, Costa del Este

P.O. Box 0819-08730

Panama City, Republic of Panama

(Address of Registrant’s Principal Executive Offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F ☒  Form 40-F ☐

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing information to the Commission pursuant to Rule 12g-3-2(b) under the Securities Exchange Act of 1934.)

Yes ☐  No ☒

(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b). 82_____.)

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereto duly authorized.

December 29, 2014

FOREIGN TRADE BANK OF LATIN AMERICA, INC.

By: /s/ Pedro Toll

Name: Pedro Toll
Title: General Manager

FOR IMMEDIATE RELEASE

Bladex leads successful syndication of a US$125 million 5-Year Senior Unsecured Term
Loan for Banco de Costa Rica (Costa Rica)

Panama City, Republic of Panama, December 29, 2014 - Banco Latinoamericano de Comercio Exterior, S.A. (“Bladex” or the “Bank”; NYSE: BLX) announced the recent disbursement of a US$125 million, 5-year senior unsecured term loan (the “Facility”) for Banco de Costa Rica (“BCR” or the “Borrower”). Proceeds will be applied to increase the liquidity profile of the bank and to support the growth of BCR’s medium-term US Dollar loan portfolio.

Established in 1887 and owned by the government of Costa Rica since 1948, BCR is the oldest bank in Costa Rica and, currently, the second largest bank in terms of assets, with a 20% market share.

Bladex was the Sole Lead Arranger and Bookrunner of the transaction, and will act as the Administrative Agent.

The transaction was successfully launched and disbursed within 45 days and marks BCR’s first international syndicated loan, broadening the bank’s sources of funding across Latin America and the United States.

The Facility received strong support from several financial institutions based in Panama, Colombia, United States, and Trinidad and Tobago, most of which are new relationships to Banco de Costa Rica.

Leonardo Acuña, Chief Financial Officer of Banco de Costa Rica, stated: “Banco de Costa Rica is pleased to have launched a very successful first international syndicated loan, strengthening the bank´s position in the international markets and opening new relationships and sources of funding.”

Alejandro Jaramillo, Head of Loan Structuring and Distribution at Bladex, stated: “We are very pleased and honored to have been chosen by BCR for their first international syndicated loan, and to have worked with a highly professional team at BCR to deliver in a relatively short period of time what we consider to be a landmark transaction in the financial institutions space, because of the 5-year tenor. This transaction marks the sixth syndicated loan for a financial institution successfully led by Bladex this year, adding to the Bank´s growing franchise in the Latin American syndicated loan market.”

Bladex is a Panama-based supranational bank established by the central banks of Latin-American and Caribbean countries, to promote foreign trade finance and economic integration in the Region. Bladex is listed on the NYSE-Euronext in the United States (ticker symbol: BLX).

Bladex´s shareholders include central banks, state-owned banks and entities representing 23 Latin American countries, as well as commercial banks and financial institutions, and institutional and retail investors through its public listing.

The Bank has offices in Argentina, Brazil, Colombia, Mexico, Peru, and the United States of America, to support the expansion and servicing of its client base, which includes financial institutions and corporations.

For further information, please access Bladex’s website at www.bladex.com or contact:

Mr. Christopher Schech, Chief Financial Officer

Tel: (+507) 210-8630, E-mail address: cschech@bladex.com

Bladex, Head Office, Torre V, Business Park, Avenida La Rotonda, Urbanización Costa del Este,

Panama, Republic of Panama